MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES
OR ON ANY U.S. NEWS WIRE SERVICES

MIGENIX COMPLETES FILING OF FINAL
PROSPECTUS FOR RIGHTS OFFERING

Vancouver, British Columbia, Canada, January 22, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Corporation") today announced that it has received a receipt dated January 21, 2009, for a final short form prospectus (the "Prospectus") filed with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec (the “Eligible Jurisdictions”), relating to its previously announced rights offering (the "Offering"). MIGENIX is seeking to raise approximately $2.4 million in gross proceeds from the Offering.

Under the terms of the Offering, shareholders of record on February 2, 2009, are entitled to receive one right ("Right") for each common share held. Two Rights will entitle eligible holders to purchase a unit ("Unit") at the price of CAD$0.05 per Unit. Each Unit is comprised of one common share and a common share purchase warrant ("Warrant"). Each Warrant will entitle the holder to purchase one common share at a price of CAD$0.10 at any time over the 12 month period following closing of the Offering. The exercise of Rights and the payment for Units must be completed by 5:00 p.m. (Toronto time) on February 26, 2009 (the "Expiry Date"). Shareholders who fully exercise their Rights are entitled to subscribe pro-rata for additional Units, if available, that are not otherwise subscribed for on or before the Expiry Date.

The common shares of the Corporation are expected to commence trading on the TSX on an ex-rights basis at the opening of trading on January 29, 2009, meaning that common shares purchased on or following that date will not be entitled to receive the Rights under this Offering. At that time, the Rights are expected to be posted for trading on the TSX on a "when-issued" basis and will thereafter trade under the symbol "MGI.RT". Trading of the Rights is expected to continue until noon (Toronto time) (the "Expiry Time") on the Expiry Date.

As noted in the Prospectus, the Offering is being made to holders of the Corporation’s common shares in the Eligible Jurisdictions. The Prospectus, together with rights certificates, will be mailed to registered shareholders in the Eligible Jurisdictions beginning on or about February 5, 2009. Registered shareholders resident in jurisdictions other than the Eligible Jurisdictions will not be mailed rights certificates unless they are able to establish to the Corporation through Computershare Trust Company of Canada (the "Subscription Agent") on or before February 16, 2009, that they qualify as approved eligible holders, as will be more particularly described in a letter to such shareholders.  Shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. The Subscription Agent will attempt to sell the Rights of shareholders resident in jurisdictions other than the Eligible Jurisdictions who do not qualify themselves as approved eligible holders to the Corporation prior to February 16, 2009, for the account of such shareholders prior to the Expiry Time on the Expiry Date on such date(s) and at such prices(s) as the Subscription Agent will determine in its sole discretion.

As previously announced, in support of the Offering, the Corporation has entered into a Standby Purchase Agreement with DJohnson Holdings Inc. (the "Standby Purchaser"), a corporation controlled and owned by Douglas Johnson, Chairman of MIGENIX. DJohnson Holdings has agreed, subject to certain terms and conditions, to purchase, at the subscription price, after all Units purchased upon exercise of the basic subscription rights and additional subscription privileges, that number of Units such that the aggregate number of Units sold by the Corporation pursuant to the Offering is between 50% and 100% of the total Units offered thereunder (the "Standby Commitment"), provided that in no event shall the Standby Purchaser be required to purchase an amount of Units pursuant to the Standby Commitment that would result in the Standby Purchaser owning more than 19.9% of the total issued and outstanding common shares of the Corporation, on a fully diluted basis, after giving effect to this Offering (the "19.9% Limitation"). As a result of the 19.9% Limitation, there is no guarantee that a minimum of 50% of the total Units in the Offering will be subscribed for. The Standby Purchaser will be paid a cash fee, not to exceed $93,750, equal to 7.5% of the gross proceeds attributable to Units purchased by the Standby Purchaser pursuant to the Standby Commitment. Pursuant to the Standby Purchase Agreement, Mr. Johnson has guaranteed certain of the obligations of the Standby Purchaser.

Shareholders and purchasers of Rights should consult the Prospectus and their own legal and financial advisors to determine their rights and entitlements under the Offering.

MIGENIX intends to use the net proceeds of the Offering for working capital and general corporate purposes as follows:  (i) personnel, 30%; (ii) maintenance of patents and patent applications in process, 23%; (iii) professional fees, 17%; and (iv) rent and other, 30%.

This press release should be read together with, and is qualified in its entirety by, the more detailed information contained in the Prospectus available on SEDAR at www.sedar.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext 231.

No U.S. Registration or Sales

The securities offered will not be or have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the Securities Act) or person in the United States. The Prospectus is not being sent to or circulated in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious Gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: completing the Offering; the exercise of Rights; fulfillment by the Standby Purchaser of its obligations under the Standby Commitment; raising approximately $2.4 million pursuant to the Offering; and our use of the net proceeds from the Offering.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete the Offering and our ability to predict where the net proceeds of the Offering will be used.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: potential delays; market conditions for financings including the Offering; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; dependence on corporate collaborations; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.